FOIA Confidential
Treatment Requested
Under 17 C.F.R. § 200.83CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].July 14, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Terence O’Brien, Accounting Branch Chief
                      Nudrat Salik, Staff Accountant
                      Al Pavot, Staff Accountant

Re:	SolarCity Corporation Form 10-K for the Year Ended December 31, 2015 Filed February 10, 2016 Form 10-Q for the Period Ended March 31, 2016 Filed May 10, 2016 Form 8-K Filed May 9, 2016

Ladies and Gentlemen:

SolarCity Corporation (“SolarCity” or the “Company”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 16, 2016 (the “Comment Letter”), relating to response to an earlier letter received from the Staff dated May 23, 2016 relating to SolarCity’s Form 10-K for the Year Ended December 31, 2015 (File No. 001-35758) originally filed with the Commission on February 10, 2016 (the “Form 10-K”), SolarCity’s Form 10-Q for the Period Ended March 31, 2016 (File No. 001-35758) originally filed with the Commission on May 10, 2016 (the “Form 10-Q”), and SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on May 9, 2016 (the “Form 8-K”).  In this letter, we have recited the comments from the Staff in italicized, bold type and have followed them with our responses.

Form 10-Q
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 38

1. We note your response to comment 4 of our letter dated May 23, 2016. In light of your adverse financial trends, please quantify for us your actual interest coverage ratio, unencumbered liquidity, and debt service coverage ratio measures as of September 30, 2015, December 31, 2015 and March 31, 2016. Please address each of the measures described on page 39 of your March 31, 2016 Form 10-Q. Reconcile any adverse change in these measures with your stated conclusions regarding future compliance.

Securities and Exchange Commission July 14, 2016 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION

At the request of the Staff, we have provided supplementally in the below table the actual amounts of our material debt covenants reported to our financing partners as of each of the requested periods (amounts for our consolidated subsidiaries have been aggregated into representative ranges):

Financial Covenant	Covenant Requirement	Subject Entity	Reported Period
			as of 09/30/2015	as of 12/31/2015	as of 03/31/2016
Interest Coverage Ratio	Greater than 1.50-to-1	SolarCity	[***]	[***]	[***]
Interest Coverage Ratio	Greater than 1.4-to-1	Certain Consolidated Subsidiaries	[***]	[***]	[***]
Unencumbered Liquidity	See below line for each period	SolarCity	$[***] million	$[***] million	$[***] million
Under this covenant, the Minimum Permitted Unencumbered Liquidity listed here must be met			Greater than $[***] million	Greater than $[***] million	Greater than $[***] million
Debt Service Coverage	Greater than 1.05-to-1	Certain Consolidated Subsidiaries	[***]-[***]	[***]-[***]	[***]-[***]

Confidential treatment of the foregoing omitted sections of this response to comment 1 is hereby requested  pursuant to Rule 83 promulgated by the Commission under the Securities Act of 1933, as amended (17 C.F.R. § 200.83).

2. We note your response to comment 5 of our letter dated May 23, 2016. Please specifically address the following items noted when making the determination that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months:

•

Your operating and investing activities for the three months ended March 31, 2016 used cash of $659 million, which on an annualized basis appears to significantly exceed your current working capital and sources of cash discussed on page 38;

•	You had a working capital deficit at December 31, 2015 and March 31, 2016; and
•

It appears that a significant amount of cash flows generated by your solar assets have already committed to under your current debt and VIE arrangements, including the latest cash equity financing you entered into on May 2, 2016. Please address what impact this will have on your ability to enter into future financing arrangements.

The Company respectfully informs the Staff that its financial strategy is to generate the majority of the funds necessary to finance its operations through the origination and deployment of solar assets. Solar assets comprise solar energy systems and the associated long-term customer contracts that include leases, power purchase agreements, and customer loans. To monetize these solar assets, the Company has formed financing structures with investors that include tax equity funds, non-recourse debt comprising of securitization and aggregation facilities, and cash equity structures. The Company’s financial strategy is underpinned by the fact that these arrangements are non-recourse to the Company, and the payment obligations to the investors are serviced by the customer payments from the underlying solar assets. Accordingly, the Company considers the cash generated from these arrangements to represent a key component of our operations; however, the majority of cash inflows from these arrangements are presented in the statement of cash flows under financing activities.

Specifically, in the first quarter of 2016, the Company generated $241 million, net, from tax equity investment and $381 million, net, from non-recourse debt financing. These resulted in a net cash outflow from core

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operations of $37 million, which on an annualized basis is less than the working capital and sources of cash discussed in the Form 10-Q.  As noted in the Form 10-Q (under the “Liquidity and Capital Resources--Financing Fund Commitments” portion of the MD&A), the Company had $544 million available for draw-down under its tax equity arrangements, some of which were available for draw-down immediately as they were associated with solar assets that had been installed and tranched into tax equity funds and whose costs were included in the cash outflows from investing activities.

The Company notes that while it had a working capital deficit at December 31, 2015 and March 31, 2016, it had available resources that it could utilize to settle its obligations as they came due. The Company also had the ability to refinance some of the obligations due in the short-term; for example, $90 million of solar bonds were refinanced for another 12 months. As of March 31, 2016, the Company’s assets that could generate working capital included cash, restricted cash, receivables, and rebates totaling $465 million, while the Company’s liabilities that would be settled in cash in the short term included accounts payable, distributions to noncontrolling interests, and accrued and other current liabilities (excluding non-cash items such as contingent consideration to be settled with stock, deferred income etc. of $82 million) totaling $505 million. The short-term debt, other than solar bonds described above, was mainly non-recourse debt owed by the Company’s subsidiaries that will be settled using proceeds from securitizing the underlying solar assets. Thus, a settlement of the short-term debt would not significantly impact the available working capital. The working capital deficit excluding short-term debt was $40 million. As of March 31, 2016, the Company had 76 megawatts of deployed solar assets that, net of distributions to our financing fund investors, were forecast to generate additional funds between $80 – $110 million to the Company through aggregation, securitization or cash equity transactions, in addition to the $544 million of funds available under tax equity arrangements. On this basis, the Company believes that it had sufficient working capital and available resources to meet its obligations as they come due.

Some key considerations regarding the Company’s financial strategy are summarized below:

(i)

The first step in our financial strategy is monetization of tax benefits associated with solar assets through financing funds that we form with tax equity fund investors. In general, we contribute and sell solar assets to these financing funds in exchange for upfront cash and a share in the future cash generation from the solar assets. These transactions are structured such that the majority of the tax benefits in form of investment tax credits and tax depreciation are allocated to the financing fund investors, and in return the investors make upfront cash payments which are distributed to the Company.  During the term of the financing funds, the financing fund investors initially receive approximately 30% of the recurring customer cash flows until the time that the financing fund investors reach their expected return, at which time their allocation of future customer cash flows is reduced to approximately 7%. The Company retains the residual customer cash flows, and monetizes these interests as discussed below. Generally, the financing fund investors have no recourse to the Company’s assets outside these financing funds, and, with limited exceptions, the financing fund investors have no put rights.  As such, the payments received by the Company are nonrefundable. Accordingly, we consider the cash generation from these transactions to be our core operating activity, although the majority of these cash flows are reflected as financing activities in our statement of cash flows. Depending on the structure of the financing fund, the cash received from investors is reflected in the Company’s consolidated balance sheet as redeemable or nonredeemable noncontrolling interests, financing obligation or deferred investment tax credits revenue. (For a detailed overview of the financing fund allocations for megawatts deployed by the Company in the first quarter of 2016, please see Appendix A to this letter, which was included in the First Quarter 2016 Presentation, available on our Investor Relations website.)

(ii)

The next step in our financial strategy is to monetize our residual interest in the cash flows from the financing funds to raise cash.  Historically, we have done so by first drawing on our aggregation facilities, and later issuing solar asset-backed securities or engaging in cash equity transactions.  Shortly after the solar assets are sold to a financing fund, we pledge our residual interest in the cash flows to one of our aggregation facilities.  These facilities typically have terms of less than three years, and we use these facilities to generate working capital while the assets

Securities and Exchange Commission July 14, 2016 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION

establish a track record of performance.  After some time in aggregation facilities, we seek to further monetize these solar assets into longer-term arrangements, such as issuance of solar asset-backed notes or engaging in cash equity transactions.  We use a portion of the proceeds from these transactions to repay the amounts drawn on our aggregation facilities.  Typically, these longer-term arrangements provide some net working capital to the Company and reduce the debt service of our aggregation facilities.  As mentioned, our aggregation facilities, solar asset-backed notes and cash equity transactions are non-recourse to the Company’s other assets and are intended to be serviced by future payments from the underlying solar assets. We disclose these facilities as non-recourse debt in the Company’s consolidated balance sheet. We consider the proceeds from these monetization transactions to be recouping a component of the Company’s upfront investment in originating and deploying the solar asset, and, therefore, also to be a component of our core operating activities. These cash flows are also reflected as financing activities in our statement of cash flows.

For example, for each 100 megawatts of solar energy systems that we deploy: (a) we spent approximately $286 million to originate and deploy the solar assets (including the costs of installation, sales and marketing, and general and administration), based on a Cost per Watt of $2.86, representing our average Cost per Watt over the prior four quarters ending March 31, 2016; and (b) we raised approximately $282 million from our monetization activities, based on an Asset Financing of $2.82 per Watt, representing our average Asset Financing in Period per Watt over the prior four quarters ending March 31, 2016. The resulting $4 million shortfall could be covered by monetizing a portion of the cash flows that we receive in excess of the amounts payable to our financing fund investors, including by drawing on our committed aggregation facilities (including our revolving aggregation credit facility), issuing additional solar asset-backed notes, or engaging in other monetization activities (such as our recent cash equity transaction). The resulting $4 million shortfall could also be covered by monetizing available unlevered assets (for example, the 76 megawatts held by the Company referenced above).

We are taking steps to ensure we have sufficient working capital to fund our business and anticipated future operating activities that include: (i) the establishment of new loan product that we expect to generate immediate cash, (ii) increasing margins on our commercial products, and (iii) reducing our customer acquisition cost through restructuring our sales and marketing team and expenses.

As we acknowledged in our most recent Quarterly Report on Form 10-Q, “[i]f we are unable to establish new financing funds when needed, or on desirable terms, to enable our customers’ access to our solar energy systems with little or no upfront cost, we may be unable to finance installation of our customers’ systems, or our cost of capital could increase, either of which would have a material adverse effect on our business, financial condition and results of operations.”  Accordingly, should the financing that our business depends upon not be available at historic levels, or if we were to experience material unbudgeted cash outlays in any quarter, we would likely need to conduct an equity financing that could be dilutive to our existing investors, or reduce our capital investment in our Silevo manufacturing operations, or reduce our megawatt installation targets.

Form 8-K

3. We note your response to comment 7 of our letter dated May 23, 2016. Given the repeated emphasis placed on positive cash generation in your shareholder letter, including referring to positive cash generation in the heading of the letter, please show us how you intend to expand your disclosures in future filings. In addition, you indicate that positive cash generation refers to the sum of your operating cash flows, investing cash flows and financing cash flows (exclusive of any cash flows derived from issuances of equity securities). Based on your Form 10-Q for the period ended March 31, 2016, you reported net cash used in operating activities of $193 million, net cash used in investing activities of $466 million, and net cash provided by financing activities before equity and convertible notes issuances of $635 million. We note that you do not appear to have had any convertible notes issuances during this period. We also note that the sum of these three amounts represents net cash used rather than generated of $24 million. Please help us better understand how you determined that you had positive cash generation based on your description of this amount.

Securities and Exchange Commission July 14, 2016 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION

In response to the Staff’s comment, we respectively acknowledge that during the first quarter of 2016, we reported (i) $193.1 million used in operating activities, (ii) $466.1 million used in investing activities, and (iii) $635.1 million provided by financing activities before equity and convertible notes issuances.  The sum of these cash flows resulted in net cash used of $24 million.

During the first quarter of 2016, we also invested $42 million into our manufacturing operations (which is captured in the $466.1 million used in investing activities).  Excluding this investment into our manufacturing operations, our core solar asset origination, deployment and monetization operations would have generated $18 million towards our working capital. In addition, during the quarter we also received $3 million from option exercises and liquidated $11 million in marketable securities, resulting in total first quarter cash generation of approximately $10 million. In our First Quarter 2016 Shareholder Letter, we noted in the heading and described this in the body of the letter by stating that “we generated positive cash before the investment in the build-out of our module manufacturing operations.”

4. In your letter dated October 7, 2014, you agreed to disclose material limitations of metrics that you present. It does not appear that you have discussed any material limitations in your disclosures. Please advise or revise as necessary. Please also ensure that you disclose the basis for any significant assumptions made related to the metrics you present.

In response to the Staff’s comment, we hereby undertake to include a discussion of the appropriate use and limitations in relying on our key operating metrics in future annual and quarterly reports filed with the Commission and future announcements furnished to the Commission, as applicable, substantially as follows:

Disclaimer in Reviewing Key Operating Metrics

The following key operating metrics are based on our operating results in specified periods. These metrics are not intended to be relied upon to predict future operating results, and should not be read as a guarantee of future period performance. These metrics involve assumptions by our management team and are dependent upon a number of factors, many of which are beyond our control (such as general market conditions, interest rates, commodity pricing, the solvency of our key vendors and suppliers, and weather conditions). For a discussion of material risks that may affect our future operating performance, please see the risk factors in our most recently filed annual or quarterly report filed with the U.S. Securities and Exchange Commission.

Cost Per Watt is currently our key performance metric to assess the efficiency of our customer acquisition and system installation activities for our long-term energy contracts. Cost Per Watt should be viewed independently of cost of revenue and our operating expenses, as Cost Per Watt is a performance metric and is not intended to be combined with any of these items. Cost Per Watt relies upon certain assumptions by our management team as to the appropriate allocation of costs across our sales, installation and general and administrative functional areas, as well as the appropriate megawatts generated by our business activities to compare to each of these functional areas. The description and calculation of our Cost Per Watt is detailed in a separately provided “Cost Calculation Methodology” available on our Investor Relations website. We believe that this metric is a useful measurement of the costs of originating and deploying our solar assets in a given fiscal period.

Asset Financing in Period is currently our key performance metric to measure the monetization of our solar assets. Asset Financing in Period should be viewed independently of cash provided by (used in) financing activities or cash provided by (used in) investing activities, as Asset Financing in Period is a performance metric and is not intended to be combined with any of these items. The description and calculation of our Asset Financing in Period is detailed in a separately provided “Asset Financing in Period Methodology” available on our Investor Relations website. We believe that this metric is a useful measurement of the cash generation from our previously (or currently) deployed solar assets in a given fiscal period.

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Recurring Cash Generation of PowerCo is currently our key performance metric to measure the amount of cash received from previously deployed solar assets. Recurring Cash Generation of PowerCo should be viewed independently of revenue and operating expenses, as Recurring Cash Generation of PowerCo is a performance metric and is not intended to be combined with any of these items. The description and calculation of Recurring Cash Generation of PowerCo is detailed in a separately provided “Recurring Cash Generation of PowerCo Methodology” available on our Investor Relations website. We believe that this metric is a useful measurement of the cash generation from all of our previously (or currently) deployed solar assets within a given fiscal period.

Value of MW Deployed under Energy Contracts is currently our key performance metric to forecast the amount of future cash to be received from solar assets deployed in the period. Value of MW Deployed under Energy Contracts should be viewed independently of deferred revenue and solar energy systems, leased and to be leased – net, as Value of MW Deployed under Energy Contracts is a performance metric and is not intended to be combined with any of these items.  Value of MW Deployed under Energy Contracts relies upon certain assumptions made by our management team as to the appropriate discount rate, solar energy production, and estimated operations and maintenance, insurance, administrative and inverter replacement costs (which are based on contractually agreed amounts as well as historic and forecasted expenses).  In forecasting Value of MW Deployed under Energy Contracts, we assume no customer defaults and make no provision for the payment of income and other taxes. We believe that this metric is a useful measurement of the present value of our system development activities.

* * * * *

Please direct your questions or comments to me at (650) 963-3875.  In addition, we respectfully request that you provide a copy of any additional comments you may have to my attention at tserra@solarcity.com.  Thank you for your assistance.

SOLARCITY CORPORATION

/s/ Tanguy V. Serra

Tanguy V. Serra
President and Chief Financial Officer

cc:

Lyndon R. Rive, Chief Executive Officer
Donald R. Kendall, Jr., Chairman, Audit Committee
Seth R. Weissman, General Counsel, Executive Vice President and Secretary
Keith D. Lupton, Ernst & Young LLP
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Securities and Exchange Commission July 14, 2016 Page A-1	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION

Appendix A

The below table summarizes the allocations of gross cash flows from solar energy systems deployed under solar leases and power purchase agreements during the first quarter of 2016.  The information is presented on a per Watt basis, based on 218 megawatts (or 218,000,000 Watts) deployed during that period. This table was included in the First Quarter 2016 Presentation, available on our Investor Relations website.

Detailed Q1 2016 Unlevered Project Model
UNLEVERED PROJECT CASH FLOW OF LEASES/PPAS DEPLOYED IN Q1 2016
Year	0	1	2	3	4	5	6	7	8	9	10	11*	12	13	14	15
Gross Project Cash Flow	$0.08	$0.16	$0.16	$0.16	$0.16	$0.15	$0.14	$0.15	$0.15	$0.15	$0.16	$0.01	$0.16	$0.16	$0.16	$0.17
Tax Equity Investment	$1.60
Tax Equity Distributions		($0.04)	($0.04)	($0.05)	($0.05)	($0.05)	($0.05)	($0.04)	($0.02)	($0.02)	($0.02)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)
Unlevered Project Cash Flow to SolarCity	$1.68	$0.11	$0.11	$0.11	$0.11	$0.11	$0.10	$0.11	$0.13	$0.13	$0.14	$0.00	$0.15	$0.15	$0.15	$0.16
SCTY Share of Cash Flow		72%	72%	71%	71%	70%	68%	71%	88%	88%	88%	-64%	93%	93%	93%	93%
Tax Equity Share of Cash Flow		28%	28%	29%	29%	30%	32%	29%	12%	12%	12%	164%	7%	7%	7%	7%

Year		16	17	18	19	20	21*	22	23	24	25	26	27	28	29	30**
Gross Project Cash Flow		$0.17	$0.17	$0.18	$0.18	$0.18	$0.05	$0.17	$0.17	$0.17	$0.18	$0.18	$0.19	$0.19	$0.19	$0.20
Tax Equity Distributions		($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)
Unlevered Project Cash Flow to SCTY		$0.16	$0.16	$0.17	$0.17	$0.17	$0.04	$0.16	$0.16	$0.16	$0.17	$0.17	$0.17	$0.18	$0.18	$0.18
SCTY Share of Cash Flow		93%	93%	93%	93%	93%	77%	93%	93%	93%	93%	93%	93%	93%	93%	93%
Tax Equity Share of Cash Flow		7%	7%	7%	7%	7%	23%	7%	7%	7%	7%	7%	7%	7%	7%	7%

* Inverter replacement assumed in Year 11 at a cost of $0.15/W and in Year 21 at a Cost of $0.12/W

** Renewal assumes SolarCity continues to provide energy to the home at a 10% discount to the price at the time of renewal

Note: $/watt numbers are rounded; excludes default rates

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Definitions:

•

“Energy Contracts” includes all residential, commercial and government leases and power purchase agreements and consumer loan agreements pursuant to which consumers use or will use energy generated by a solar energy system that we have installed or contracted to install. For landlord-tenant structures in which we contract with the landlord or development company, we include each residence as an individual contract. For commercial customers with multiple locations, each location is deemed a contract if we maintain a separate contract for that location.

•

“Gross Project Cash Flow” forecast represent our estimate of the sum of total cash inflows we forecast from MW Deployed in the applicable period under Energy Contracts over the 30 year expected life of the system. This includes (a) payments that our customers are obligated to pay us over the remaining term of such contracts, (b) associated performance-based incentive (PBI) payments, (c) associated solar renewable energy credits (SRECs) that we have contracted to sell, typically representing 5 years of a total potential term of 15 years, and are net of (d) estimated operations and maintenance, insurance, administrative and inverter replacement costs, based on contractually agreed amounts as well as historic and forecasted expenses. Operations and maintenance, insurance, and administrative costs reflect our operating expenses in our funds, or are estimated at $0.021 per watt and assumed to grow at a 2.5% inflation rate per year, and inverter replacement unit costs are estimated to decline at a (2.5%) rate per year, implying $0.15 per watt in Year 11 and $0.12 per watt in Year 21. Energy production is estimated to degrade at 0.5% per year. For our MyPower Energy Contracts, we use the expected cash flows over the full term of the 30-year contract, and for lease and PPA Energy Contracts with terms less than 30 years, we assume the contracts are renewed at a contract price equal to 90% of the contractual price in effect at expiration of the initial term through the remainder of the expected 30-year system life.

•

“MW Deployed” represents the megawatt production capacity of solar energy systems that have had all required building department inspections completed during the applicable period. This metric includes solar energy systems deployed under Energy Contracts as well as for solar energy system direct sales.

•

“Tax Equity Investment” calculated based on the total cash receipts from our tax equity investment partners captured by (a) noncontrolling interests in subsidiaries, (b) lease pass-through financing obligations and (c) amounts assigned to the monetization of investment tax credit (ITC) revenues that we record either as deferred income tax credits revenues or as liability for advances received for future ITCs. We reduce the cash receipts in a period by any refunds we make to the tax equity investment partners in that same period.

•

“Unlevered Project Cash Flow” represents our forecast of Gross Project Cash Flows after Tax Equity Lease/PPA Distributions for MW Deployed under Energy Contracts. “Tax Equity Lease/PPA Distributions” are based on the terms of the agreements we have in place with our tax equity investment partners for the MW Deployed in the applicable period under lease and PPA Energy Contracts. We do not use tax equity investment for our MyPower product. For tax equity investment in our lease and PPA Energy Contracts, our investment partners share in a portion of the Gross Project Cash Flow forecast received over the term of the agreement. Our estimate is not inclusive of any potential buy-out of our tax equity partners’ interests in the project after Year 20.